AQR FUNDS
	OFFICER'S CERTIFICATE

The undersigned hereby certifies that she is the Vice President, Secretary and Chief Legal Officer of the AQR Funds (the "Trust");
that the following is a true and correct copy of the resolutions approving the amount and form of the fidelity bond adopted by vote of a majority of the members of the Board of Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust (within the meaning of Section 2(a)(19) of the Investment Company Act of 1940 Act, as amended) on the 11th day of November, 2022 and that said resolutions are in full force and effect:

WHEREAS, the Board previously ratified a Fidelity Bond for the Trust for the term December 17, 2021 to December 17, 2022 written by Chubb with a $2,500,000 Limit of Liability and subject to a $15,000 deductible
($0 deductible as respects Fidelity Insuring Agreement) for a total annual premium of $4,600 (the "Fidelity Bond"); and

WHEREAS, the Board desires to renew the Fidelity Bond for the period December 17, 2022 to December 17, 2023.

NOW, THEREFORE BE IT

RESOLVED, that the renewal of the Fidelity Bond for the Trust for the term December 17, 2022 to December 17, 2023 written by Federal Insurance Company of Chubb Group of Insurance companies with a $2,500,000 Limit of Liability and subject to a $15,000 deductible ($0 deductible as respects Fidelity Insuring Agreement) for a total annual premium of $4,370 be, and hereby is, ratified by the Board of Trustees (all Trustees voting) and by the Independent Trustees (voting separately); and it is

FURTHER RESOLVED, that pursuant to Rule 17g-1(e) under the 1940 Act, the Board of Trustees (including the Independent Trustees) hereby approve the portion of the premium to be paid by each series of the Trust after taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each series of the Trust is less than the premium such series would have had to pay if it had provided and maintained a single insured bond; and it is

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized and directed to execute such other documents and take such other action as may be deemed necessary or desirable to effect the Trust's purchase of a fidelity bond from Chubb; and it is

FURTHER RESOLVED, that each appropriate officer of the Trust is hereby designated as having the authority to make the necessary filings and give the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and it is

FURTHER RESOLVED, that the appropriate officers of the Trust are authorized and directed to take such action with respect to obtaining additional fidelity bond coverage as they deem it necessary or appropriate pursuant to Rule 17g-1 under the 1940 Act.

Dated this 10th day of February, 2023

					/s/ Nicole DonVito
					________________________
					Nicole DonVito
					Vice President, Secretary and
					Chief Legal Officer of the Trust